Exhibit 99.2

NewLead Holdings Ltd. Announces Updates to

Previously Disclosed Coal Supply and Delivery Contract

Hamilton, Bermuda, September 29, 2015 - NewLead Holdings Ltd. (OTC: NEWL) ("NewLead" or the "Company") announced today that the Company did not complete the agreement to supply and deliver 1.48 million tons of steam coal to a third party that was expected to generate $148.0 million of revenue, as such agreement was previously announced on February 26, 2013.

Specifically, as previously disclosed in the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission (“SEC”) on August 30, 2013, under “Item 4. Information on the Company, B. Business Overview, Coal Sale Purchase Agreements” on page 42 and under “Item 5. Operating and Financial Review and Prospects” on page 80 and under “Notes on the Consolidated Financial Statements” page F-60, New Lead JMEG LLC, the party under the supply contract and an affiliate of the Company, received notice of termination on the coal supply contract.

More precisely, as disclosed in the aforementioned 20-F, the Company stated “In January and February 2013, New Lead JMEG LLC (“New Lead JMEG”) also entered into three Sale Purchase Agreements (the February 26, 2013 announcement refers to one of those three agreements) with two third parties to supply approximately $806.1 million of thermal coal, which were subject to a variation of 5-10% in agreed tonnage supply, located in Kentucky, USA. In May and July 2013, New Lead JMEG LLC received notices of termination on the two of those Sale Purchase Agreements (the February 26, 2013 announcement refers to one of those two agreements) to supply approximately $245.1 million of thermal coal to one of the third parties due to ongoing defaults by New Lead JMEG LLC under the agreements.”

Furthermore, on March 12, 2014, NewLead, New Lead JMEG and the third party reached a settlement agreement pursuant to which the third party agreed to receive shares of the Company’s common stock having a value at such time equal to the settlement amount of approximately US $704,000 in full and final satisfaction of the obligations under the coal supply contract. The Company issued the shares of common stock to the third party on March 26, 2014.

The projected revenue, though based on the signed contract, was at the very high end of the performance of the contact.

For further information, please visit the Company’s SEC filings at the "Investor Relations" section under "SEC Filings", “http://www.newleadholdings.com/sec.html”. The Annual Reports of the Company on Form 20-F can be found at the ‘Investor Relations” section under "Annual Reports, “http://www.newleadholdings.com/annual-reports.html”.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping, logistics and commodity company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of ten vessels, including five dry bulk and five tanker vessels and manages one third party tanker vessel. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWL" on the Over-the-Counter market. To learn more about NewLead Holdings Ltd., please visit NewLead’s renewed website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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